[Idearc Inc. Letterhead]

October 30, 2006

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Idearc Inc.

Registration Statement on Form 10, File No. 001-32939

Ladies and Gentlemen:

Pursuant to the provisions of Rule 12d1-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Idearc Inc. (the “Company”), hereby respectfully requests that, in connection with the registration under the Exchange Act of the Company’s common stock, par value $0.01 per share, the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so as to permit it to become effective at 5:00 p.m. on November 1, 2006 or as soon thereafter as possible.

The Company expects that it will be spun off from Verizon Communications Inc. on or about November 17, 2006, and Verizon expects to mail to its stockholders the final information statement filed as an exhibit to the Registration Statement on or about November 1, 2006.

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and,

United States Securities and Exchange Commission

October 30, 2006

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, Idearc Inc.

By:	/s/ William G. Mundy
Name:	William G. Mundy
Title:	Vice President – Secretary and General Counsel

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